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Filed by Coca-Cola HBC AG pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Coca-Cola Hellenic Bottling Company S.A. Registration Statement File No. 333-184685

        THIS LETTER IS IMPORTANT AND REQUIRES YOUR ATTENTION.    If you are in any doubt about what action you should take, we recommend you seek advice from your broker-dealer, commercial bank, trust company or other nominee, legal advisor, accountant, fund manager or other appropriately authorized independent financial advisor. You should read this letter in conjunction with the offer to exchange/prospectus, dated March 19, 2013 (referred to herein as the "offer to exchange/prospectus"), forming part of the Registration Statement on Form F-4 (Reg. No. 333-184685) filed with the U.S. Securities and Exchange Commission ("SEC"). You can retrieve a copy of the offer to exchange/prospectus and other offer-related documents free of charge from the SEC's website at www.sec.gov. Unless the context requires otherwise, words and expressions defined in the offer to exchange/prospectus have the same meaning in this letter.

        If you are not a Coca-Cola Hellenic ADS holder, please disregard this letter. You should contact D.F. King & Co., Inc., at +1 (212) 325-2000 from within the United States or +44 207 920-9700 from outside the United States.

Coca-Cola HBC AG

April 22, 2013

To Coca-Cola Hellenic ADS Holders

Statutory Right Under Greek Law to Exchange or Sell Coca-Cola Hellenic ADSs

Dear Sir or Madam,

        Coca-Cola HBC AG ("Coca-Cola HBC") announced today the successful conclusion of its exchange offer for all shares ("Coca-Cola Hellenic Shares") and American depositary shares ("Coca-Cola Hellenic ADSs"), which comprised a U.S. offer and a Greek offer.

        As Coca-Cola HBC will hold at least 90% of the total issued Coca-Cola Hellenic Shares upon completion of the exchange offer, holders of Coca-Cola Hellenic Shares who have not validly tendered their shares in the exchange offer have the option to exchange or sell such Coca-Cola Hellenic Shares pursuant to the Greek statutory sell-out from today (except as noted below) until the close of market for the Coca-Cola Hellenic Shares on the Athens Exchange on July 23, 2013 (the "Sell-Out Period"). During the Sell-Out Period, holders are able to receive cash consideration (net of any applicable tax, brokerage and other fees, expenses and clearing duties) by selling their Coca-Cola Hellenic Shares on the Athens Exchange on which Coca-Cola HBC will maintain a standing bid at €13.58 per share for the Sell-Out Period, as required by Greek law, subject to the trading suspension expected to occur at the beginning of the market today until completion of the exchange offer. In addition, holders may elect to receive Coca-Cola HBC Shares in the forms offered in the exchange offer. However, it is expected that such share consideration will not be delivered until approximately eight Greek business days following the termination of the Sell-Out Period. The terms of the Greek statutory sell-out are more fully described in the offer to exchange/prospectus.

        Although the Greek statutory sell-out does not automatically apply to holders of Coca-Cola Hellenic ADSs under Greek law, Coca-Cola HBC has made arrangements to permit such holders to participate in the Greek statutory sell-out. We are sending you this letter either (a) because you appear not to have accepted the U.S. offer for all the Coca-Cola Hellenic ADSs you hold or (b) because your acceptance was invalid.

        It is expected that the share consideration offered in the Greek statutory sell-out will not be delivered until approximately eight Greek business days following the termination of the Sell-Out Period. Coca-Cola HBC expects that the completion of the Greek statutory sell-out with respect to the share consideration will be pre-empted by the completion of the Greek statutory buy-out, which is described below. As a result, if you decide to participate in the Greek statutory sell-out, there can be no assurance that you will receive the form of share consideration in the Greek statutory buy-out that you have elected to receive in the Greek statutory sell-out.

Which methods should I use to tender my Coca-Cola Hellenic ADSs in the Greek statutory sell-out?

  •
  If you wish to exchange or sell your Coca-Cola Hellenic ADSs in the Greek statutory sell-out, you should tender your Coca-Cola Hellenic ADSs, together with the applicable election, to Citibank, N.A., in its capacity as ADS Exchange Agent, which in turn will arrange for the Coca-Cola Hellenic Shares represented by your Coca-Cola Hellenic ADSs to be exchanged or sold in the Greek statutory sell-out and for the distribution of the applicable consideration to you pursuant to the terms of the offer to exchange/prospectus and the enclosed supplemental letter of transmittal and as further described below.

  •
  If you do not wish to participate in the Greek statutory sell-out through the ADS Exchange Agent, you may arrange to cancel your Coca-Cola Hellenic ADSs and exchange or sell the underlying Coca-Cola Hellenic Shares pursuant to the terms of the Greek statutory sell-out as any other remaining holders of Coca-Cola Hellenic Shares. However, you will have to pay any applicable fees (including a withdrawal fee to the Coca-Cola Hellenic depositary of up to $5.00 per 100 Coca-Cola Hellenic ADSs), taxes and other governmental charges payable in connection with the withdrawal of the underlying Coca-Cola Hellenic Shares.

What is the consideration payable to holders of Coca-Cola Hellenic ADSs?

        The consideration payable to holders of Coca-Cola Hellenic ADSs who wish to tender the Coca-Cola Hellenic Shares represented by their Coca-Cola Hellenic ADSs in the Greek statutory sell-out portion of the U.S. offer through the ADS Exchange Agent is either, at the holder's election:

  •
  one Coca-Cola HBC ADS representing one Coca-Cola HBC Share (which is not expected to be delivered until approximately eight Greek business days following the expiration of the Sell-Out Period); or

  •
  the proceeds of the sale of the underlying Coca-Cola Hellenic Shares on the Athens Exchange on which Coca-Cola HBC will maintain a standing bid at €13.58 in cash per Coca-Cola Hellenic Share (subject to the trading suspension expected to occur at the beginning of the market today until completion of the exchange offer), net of any applicable taxes, brokerage and other fees, expenses and clearing duties, including, without limitation, brokerage fees associated with the sale of the Coca-Cola Hellenic Shares on the Athens Exchange and the Greek transaction tax of 0.20% calculated based on the sale price of the applicable Coca-Cola Hellenic Shares. This net cash euro consideration will be converted and paid in U.S. dollars pursuant to the terms of the Coca-Cola Hellenic ADS deposit agreement.

How do I tender my Coca-Cola Hellenic ADSs in the Greek statutory sell-out?

  •
  If you hold Coca-Cola Hellenic ADSs through a broker, dealer, commercial bank, trust company or other nominee and you wish to exchange or sell the Coca-Cola Hellenic Shares represented by your Coca-Cola Hellenic ADSs in the Greek statutory sell-out portion of the U.S. offer through the ADS Exchange Agent, you will need to instruct your broker, dealer, commercial bank, trust company or nominee to tender your Coca-Cola Hellenic ADSs to the ADS Exchange Agent, select the consideration to be received in the Greek statutory sell-out portion of the U.S. offer and instruct the ADS Exchange Agent to exchange or sell the corresponding Coca-Cola Hellenic Shares on your behalf in the Greek statutory sell-out through the book-entry procedures (referred to as the "automated tender system" or "ATOP system") set up for such purpose by the ADS Exchange Agent at The Depository Trust Company ("DTC").

  •
  If you hold your Coca-Cola Hellenic ADSs directly in your name in certificated form and you wish to exchange or sell the Coca-Cola Hellenic Shares represented by your Coca-Cola Hellenic ADSs in the Greek statutory sell-out portion of the U.S. offer through the ADS Exchange

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    Agent, you will need to complete (including, without limitation, by selecting the form of consideration to be received in the Greek statutory sell-out portion of the U.S. offer) and sign the enclosed supplemental letter of transmittal and return it together with the certificates evidencing your Coca-Cola Hellenic ADSs and any other required documentation to the ADS Exchange Agent at the address set forth on the supplemental letter of transmittal.

  •
  If you hold your Coca-Cola Hellenic ADSs directly in your name in book-entry form in the direct registration system maintained by the Coca-Cola Hellenic ADS Depositary or in the International Direct Investment (IDI) program established by the Coca-Cola Hellenic ADS Depositary with respect to Coca-Cola Hellenic ADSs and you wish to exchange or sell your Coca-Cola Hellenic ADSs in the Greek statutory sell-out portion of the U.S. offer through the ADS Exchange Agent, you will need to complete (including, without limitation, by selecting the form of consideration to be received in the Greek statutory sell-out portion of the U.S. offer) and sign the enclosed supplemental letter of transmittal and return it together with any required documentation to the ADS Exchange Agent at the address set forth on the supplemental letter of transmittal.

        The deadline for instructing the ADS Exchange Agent to participate in the Greek statutory sell-out and delivering the corresponding Coca-Cola Hellenic ADSs is the earlier of 5:00 p.m., New York City time, on July 22, 2013, which is the New York business day immediately preceding the expiration date of the Sell-Out Period, and 5:00 p.m., New York City time, on the New York business day preceding the expiration of the election deadline of the Greek statutory buy-out, as applicable.

        When tendering your Coca-Cola Hellenic ADSs to the ADS Exchange Agent, you (or your nominee) will need to specify the consideration (Coca-Cola HBC ADSs or cash) you wish to receive in the Greek statutory sell-out. Any tenders that do not specify the applicable consideration to be received in the Greek statutory sell-out portion of the U.S. offer will be rejected.

        As previously announced, the Greek statutory sell-out is being conducted as a subsequent offering period of the U.S. offer. No withdrawal rights apply to the Greek statutory sell-out. Once you have tendered your Coca-Cola Hellenic ADSs to the ADS Exchange Agent for purposes of the Greek statutory sell-out portion of the U.S. offer, you will not be able to withdraw your tender of Coca-Cola Hellenic ADSs.

        You should note that the ADS Exchange Agent will aggregate the valid tenders of Coca-Cola Hellenic ADSs received in the Greek statutory sell-out portion of the U.S. offer during successive five New York business day periods (or a shorter period to the extent the Greek statutory sell-out is terminated and five New York business days have not elapsed) and will instruct the Coca-Cola Hellenic ADS Depositary to cause the custodian who holds the corresponding Coca-Cola Hellenic Shares in Greece on behalf of the Depositary to either make an election for share consideration in the Greek statutory sell-out or give a bulk instruction through a broker in Greece for the sale of the underlying Coca-Cola Hellenic Shares on the Athens Exchange.

        In the case of a share election, the ADS Exchange agent will arrange for the delivery of the Coca-Cola HBC ADSs to the applicable tendering holders promptly after receipt of the corresponding Coca-Cola HBC Shares in the Greek statutory sell-out. In the case of a cash election, the ADS Exchange agent will arrange for the conversion of the net cash euro consideration received from the sale of the underlying Coca-Cola Hellenic Shares into U.S. dollars pursuant to the terms of the Coca-Cola Hellenic ADS deposit agreement and the remittance of the net cash proceeds in U.S. dollars (after deduction of applicable fees, taxes and expenses) (or the average net cash proceeds in U.S. dollars if the sales of the underlying Coca-Cola Hellenic Shares of more than one holder have been bundled and executed in bulk) to the applicable tendering holders promptly after receipt of the applicable cash euro consideration.

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        For Coca-Cola Hellenic ADSs tendered in the Greek statutory sell-out via DTC, the applicable Coca-Cola HBC ADSs and cash consideration in U.S. dollars will be distributed by the ADS Exchange Agent via DTC. For Coca-Cola Hellenic ADSs tendered in the Greek statutory sell-out directly by registered holders of Coca-Cola Hellenic ADSs to the ADS Exchange Agent, the applicable Coca-Cola HBC ADSs will be distributed by the ADS Exchange Agent in direct registration form and the net cash consideration in U.S. dollars will be disbursed by check.

Greek Statutory Buy-Out

        As previously announced, Coca-Cola HBC will initiate the Greek statutory buy-out procedure to compulsorily acquire all remaining Coca-Cola Hellenic Shares, including Coca-Cola Hellenic Shares represented by Coca-Cola Hellenic ADSs, as soon as practicable following completion of the exchange offer. The consideration payable for each Coca-Cola Hellenic Share subject to the Greek statutory buy-out will, at the election of each remaining holder, be one Coca-Cola HBC Share in any of the forms offered in the U.S. offer or €13.58 in cash (net of any applicable tax and clearing duties). The cash consideration will be payable, for holders of Coca-Cola Hellenic ADSs, in U.S. dollars net of any fees and expenses in accordance with the terms of the Coca-Cola Hellenic ADS deposit agreement. The initiation of the Greek statutory buy-out procedure will be announced by Coca-Cola Hellenic upon submission by Coca-Cola HBC of its request to the Hellenic Capital Market Commission (the "HCMC") to approve the exercise of the Greek statutory buy-out, and details of the Greek statutory buy-out procedure will be announced by Coca-Cola HBC upon approval of its request by the HCMC. We currently expect to acquire all Coca-Cola Hellenic Shares pursuant to the Greek statutory buy-out in June 2013.

Enquiries

        This letter should be read in conjunction with the offer to exchange/prospectus and the offer-related documents that have been sent to you or that have been published or filed with the SEC by Coca-Cola HBC and Coca-Cola Hellenic. If you would like to obtain a further copy of these documents, or have any questions relating to the Greek statutory sell-out, please contact our Information Agent, D.F. King & Co., at the telephone numbers set out below.

D.F. King & Co.
International: +44 207 920-9700
United States: +1 (212) 325-2000

Yours faithfully,

Coca-Cola HBC AG

Important Notices

        Coca-Cola HBC has filed with the SEC a registration statement on Form F-4, which includes an offer to exchange/prospectus. Coca-Cola Hellenic has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that Coca-Cola HBC or Coca-Cola Hellenic have filed or will file with the SEC or have sent or will send to shareholders. YOU ARE URGED TO READ ANY DOCUMENTS FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of such filings without charge, at the SEC's website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from Coca-Cola HBC and Coca-Cola Hellenic, without charge, once they are filed with the SEC. No offering of securities shall be made in the United States

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except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Cautionary Statement Regarding Forward-Looking Statements

        The information contained in this document is for background purposes only and does not purport to be full or complete. No reliance may or should be placed by any person for any purposes whatsoever on the information contained in this document or on its completeness, accuracy or fairness. The information in this document is subject to change.

        This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as "believe," "outlook," "guidance," "intend," "expect," "anticipate," "plan," "target" and similar expressions to identify forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding plans for Coca-Cola Hellenic and for Coca-Cola HBC following completion of the exchange offer; planned de-listings and U.S. de-registration of the ordinary shares and American depositary shares of Coca-Cola Hellenic; Coca-Cola Hellenic's future financial position and results; Coca-Cola Hellenic's outlook for 2013 and future years; business strategy; the effects of the global economic slowdown; the impact of the sovereign debt crisis, currency volatility, Coca-Cola Hellenic's recent acquisitions, and restructuring initiatives on Coca-Cola Hellenic's business and financial condition; Coca-Cola Hellenic's future dealings with The Coca-Cola Company; budgets; projected levels of consumption and production; projected raw material and other costs; estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements. You should not place undue reliance on such forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. Actual results and events could differ materially from those anticipated in the forward-looking statements for many reasons.

        Although Coca-Cola HBC and Coca-Cola Hellenic believe that, as of the date of this document, the expectations reflected in the forward-looking statements are reasonable, Coca-Cola HBC and Coca-Cola Hellenic cannot assure you that future events will meet these expectations. Moreover, neither Coca-Cola HBC nor Coca-Cola Hellenic nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. After the date of this document, unless Coca-Cola Hellenic is required by law or the rules of the United Kingdom Financial Services Authority to update these forward-looking statements, Coca-Cola Hellenic will not necessarily update any of these forward-looking statements to conform them either to actual results or to changes in expectations.

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*USE TO TENDER COCA-COLA HELLENIC ADSs IN THE GREEK
STATUTORY SELL-OUT ONLY*

Supplemental Letter of Transmittal

to offer to exchange each American Depositary Share,
each representing one ordinary share
of

Coca-Cola Hellenic Bottling Company S.A.

for
one American Depositary Share,
each representing one new ordinary share
of

Coca-Cola HBC AG

or

the U.S. dollar equivalent of €13.58 (net of applicable tax, brokerage and other fees, expenses and clearing duties) per American Depositary Share of Coca-Cola Hellenic Bottling Company S.A.

Pursuant to the Offer to Exchange/Prospectus

Dated March 19, 2013 (as amended or supplemented)

         THIS SUPPLEMENTAL LETTER OF TRANSMITTAL CAN BE USED BY ANY HOLDER OF AMERICAN DEPOSITARY SHARES OF COCA-COLA HELLENIC BOTTLING COMPANY S.A. NOT TENDERED AND ACCEPTED FOR EXCHANGE IN THE INITIAL OFFERING PERIOD OF THE U.S. OFFER IN ORDER TO TENDER ANY SUCH AMERICAN DEPOSITARY SHARES IN THE GREEK STATUTORY SELL-OUT CONDUCTED AS A SUBSEQUENT OFFERING PERIOD OF THE U.S. OFFER.

         THIS SUPPLEMENTAL LETTER OF TRANSMITTAL CAN BE SUBMITTED AT ANY TIME UNTIL THE EARLIER OF 5:00 P.M., NEW YORK CITY TIME, ON JULY 22, 2013 (WHICH IS ONE NEW YORK BUSINESS DAY BEFORE THE EXPIRATION OF THE GREEK STATUTORY SELL-OUT PERIOD), AND 5:00 P.M., NEW YORK CITY TIME, ON THE NEW YORK BUSINESS DAY PRECEDING THE EXPIRATION OF THE ELECTION DEADLINE OF THE GREEK STATUTORY BUY-OUT, AS APPLICABLE. A SEPARATE SUPPLEMENTAL LETTER OF TRANSMITTAL WILL BE CIRCULATED FOR THE GREEK STATUTORY BUY-OUT, ONCE LAUNCHED. IT IS EXPECTED THAT THE COMPLETION OF THE GREEK STATUTORY SELL-OUT WITH RESPECT TO THE SHARE CONSIDERATION WILL BE PRE-EMPTED BY THE COMPLETION OF THE GREEK STATUTORY BUY-OUT.

The ADS Exchange Agent for the U.S. offer is:

CITIBANK, N.A.

By Mail:	By Overnight Courier:

Citibank, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Citibank, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

         Delivery of this Supplemental Letter of Transmittal to an address other than as set forth above does not constitute a valid delivery to the ADS Exchange Agent. You must sign this Supplemental Letter of Transmittal in the appropriate space provided therefor, with the signature guaranteed if required, and complete the enclosed IRS Form W-9 or an appropriate IRS Form W-8, as applicable.

         THE INSTRUCTIONS SET FORTH IN THIS SUPPLEMENTAL LETTER OF TRANSMITTAL SHOULD BE READ CAREFULLY BEFORE THIS SUPPLEMENTAL LETTER OF TRANSMITTAL IS COMPLETED.

         All tenders pursuant to this Supplemental Letter of Transmittal are irrevocable. No withdrawal rights apply to the Greek statutory sell-out, which is being conducted as a subsequent offering period of the U.S. offer.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

DESCRIPTION OF COCA-COLA HELLENIC ADSs TENDERED

Names(s) and Address(es) of Registered Holder(s) (Please fill in, if blank, exactly as name(s) appear(s) on Coca-Cola Hellenic ADR(s))*	Coca-Cola Hellenic ADSs Tendered (Attach additional signed list if necessary)

	Coca-Cola Hellenic ADR Number(s)**	Total Number of Coca-Cola Hellenic ADSs Represented by Coca-Cola Hellenic ADR(s)**	Total Number of Coca-Cola Hellenic ADSs Represented by Book-Entry (Electronic Form) Tendered***	Number of Coca-Cola Hellenic ADSs Tendered****

Total Coca-Cola Hellenic ADSs:

*	For Coca-Cola Hellenic ADS holders who hold their Coca-Cola Hellenic ADSs in book-entry form (i) in the Direct Registration System ("DRS") of Citibank, N.A., as depositary with respect to the Coca-Cola Hellenic ADSs (the "Coca-Cola Hellenic Depositary") or (ii) on the books and records of the Coca-Cola Hellenic Depositary as a result of their participation in the International Direct Investment Plan in respect of Coca-Cola Hellenic ADSs maintained by Citibank, N.A. (the "IDI Plan"), the name of the Registered Holder must be exactly as it appears on the books and records of the Coca-Cola Hellenic Depositary.
**	Complete only if Coca-Cola Hellenic ADSs are held in certificated form. Need not be completed if transfer is to be made with respect to Coca-Cola Hellenic ADSs held in book-entry form in DRS.
***	Only include Coca-Cola Hellenic ADSs that are held in book-entry form in DRS or on the books and records of the Coca-Cola Hellenic Depositary as a result of investment through the IDI Plan. Do NOT include any Coca-Cola Hellenic ADSs to be transferred by means of the DTC book-entry system.
****	Unless otherwise indicated, it will be assumed that all Coca-Cola Hellenic ADSs described above are being tendered. See Instruction 4.

☐
CHECK HERE IF COCA-COLA HELLENIC ADRs HAVE BEEN MUTILATED, LOST, STOLEN OR DESTROYED, SEE INSTRUCTION 10.

SELECTION OF CONSIDERATION

Insert in this box the number of Coca-Cola Hellenic ADSs for which you wish to receive Coca-Cola HBC ADSs or "ALL" if you wish to elect to receive Coca-Cola HBC ADSs in respect of all Coca-Cola Hellenic ADSs tendered hereby

Insert in this box the number of Coca-Cola Hellenic ADSs for which you wish to receive the cash consideration or "ALL" if you wish to elect the cash consideration in respect of all Coca-Cola Hellenic ADSs tendered hereby

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

        Holders of Coca-Cola Hellenic American depositary shares ("Coca-Cola Hellenic ADSs") who hold their Coca-Cola Hellenic ADSs directly in the form of American depositary receipts ("Coca-Cola Hellenic ADRs") or in book-entry form on the books of the Coca-Cola Hellenic Depositary should use this Supplemental Letter of Transmittal to tender their Coca-Cola Hellenic ADSs into the Greek statutory buy-out portion of the U.S. Offer (as defined below) through the ADS Exchange Agent pursuant to the U.S. Offer Prospectus (as defined below).

        Holders of Coca-Cola Hellenic ADSs who hold their Coca-Cola Hellenic ADSs indirectly through a broker, dealer, commercial bank, trust company or other nominee should request that such broker, dealer, commercial bank, trust company or other nominee deliver such holder's Coca-Cola Hellenic ADSs to the ADS Exchange Agent (i) if such Coca-Cola Hellenic ADSs are evidenced by Coca-Cola Hellenic ADRs registered in your name, in the form of the Coca-Cola Hellenic ADRs, together with this Supplemental Letter of Transmittal duly executed and properly completed or (ii) if such Coca-Cola Hellenic ADSs are held in book-entry form by your broker, dealer, commercial bank, trust company or other nominee, by book-entry transfer to an account maintained by the ADS Exchange Agent at The Depository Trust Company ("DTC").

        This Supplemental Letter of Transmittal is not required to be submitted if the book-entry transfer includes the transmission of an agent's message via DTC's "Automated tender system" ("ATOP"). By instructing your broker, dealer, commercial bank, trust company or other nominee to submit or request DTC to submit an agent's message from DTC to the ADS Exchange Agent, you will be deemed to have confirmed that you have received, and agreed to be bound by the terms of, this Supplemental Letter of Transmittal and that Coca-Cola HBC AG may enforce such agreement against you. References herein to the undersigned shall also include brokers, dealers, commercial banks, trust companies and other nominees, and the customers for whom they may act, that utilize the ATOP system at DTC.

        To validly tender the Coca-Cola Hellenic ADSs in the Greek statutory sell-out portion of the U.S. Offer, the tendering holder needs to specify the consideration he or she elects to receive, that is: (i) one Coca-Cola HBC ADS for each Coca-Cola Hellenic ADS tendered herewith, or (ii) the proceeds of the sale of the underlying Coca-Cola Hellenic Shares on the Athens Exchange on which Coca-Cola HBC will maintain a standing bid at €13.58 in cash per Coca-Cola Hellenic Share, as required by Greek law, net of any applicable taxes, brokerage and other fees, expenses and clearing duties, including, without limitation, brokerage fees associated with the sale of the underlying Coca-Cola Hellenic Shares on the Athens Exchange and the Greek transaction tax of 0.20% calculated based on the sale price of the applicable Coca-Cola Hellenic Shares. This net cash euro consideration will be converted and paid in U.S. dollars pursuant to the terms of the Coca-Cola Hellenic ADS deposit agreement.

        No withdrawal rights are available in the Greek statutory sell-out, which is conducted as a subsequent offering period of the U.S. Offer.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

  SPECIAL ISSUANCE INSTRUCTIONS
  (See Instructions 1, 5 and 6)

  To be completed ONLY if (i) Coca-Cola HBC ADSs are to be issued to persons other than to the record holder(s) identified above and/or (ii) the check for the net cash consideration is to be issued and delivered to persons other than the record holder(s) identified above.

  If you complete this box, your signature must be guaranteed.

  Issue and/or Mail to:

Name	(Please Print)
Address:

(Include Zip Code)
(Tax Identification or Social Security Number)

  SPECIAL DELIVERY INSTRUCTIONS
  (See Instructions 1, 5 and 6)

  To be completed ONLY if (i) statements in respect of the Coca-Cola HBC ADSs to be issued in exchange for the Coca-Cola Hellenic ADSs tendered in the Greek statutory sell-out conducted as a subsequent offering period of the U.S. Offer are to be sent to someone other than the undersigned or to the undersigned at an address other than that above and/or (ii) the check for the net cash consideration is to be sent to someone other than the undersigned or to the undersigned at an address other than that above.

  Deliver to:

Name	(Please Print)
Address:

(Include Zip Code)
(Tax Identification or Social Security Number)

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

IMPORTANT: COCA-COLA HELLENIC ADS HOLDER(S) MUST SIGN HERE
(See Instructions 1 and 5)
(Also complete the enclosed IRS Form W-9 or an IRS Form W-8, as applicable)

(Signature(s) of Coca-Cola Hellenic ADS holder(s))

        Must be signed by registered holder(s) exactly as name(s) appear(s) (i) on Coca-Cola Hellenic ADR(s) for the Coca-Cola Hellenic ADSs, (ii) in the DRS of the Coca-Cola Hellenic Depositary, (iii) on the books and records of the Coca-Cola Hellenic Depositary for investments through the IDI Plan or (iv) on a security position listing or by person(s) authorized to become registered holder(s) by certificates and documents transmitted herewith. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, please provide the following and see Instruction 5.

Dated:                     ,

Name(s)
(Please Print)

Capacity (Full Title)

Address

(Including Zip Code)

Daytime Area Code and Telephone Number

Employer Identification or Social Security Number
(See the enclosed IRS Form W-9)

GUARANTEE OF SIGNATURE(S)
(If required—See Instructions 1 and 5)

Authorized Signature

Name
(Please Print)

Title
(Please Print)

Name of Firm

Address

(Including Zip Code)

Daytime Area Code and Telephone Number

Dated:                     ,

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

 PLEASE READ CAREFULLY THE ACCOMPANYING INSTRUCTIONS

Ladies and Gentlemen:

        The undersigned hereby tenders to Coca-Cola HBC AG, a stock corporation (Aktiengesellschaft/société anonyme) organized under the laws of Switzerland ("Coca-Cola HBC"), the above-described American Depositary Shares (each, a "Coca-Cola Hellenic ADS") of Coca-Cola Hellenic Bottling Company S.A. ("Coca-Cola Hellenic"), each Coca-Cola Hellenic ADS representing one ordinary share of Coca-Cola Hellenic (each, a "Coca-Cola Hellenic Share"), in exchange for, at the election of the undersigned, either (i) one Coca-Cola HBC American Depositary Share (each, a "Coca-Cola HBC ADS"), each Coca-Cola HBC ADS representing one ordinary share of Coca-Cola HBC (each, a "Coca-Cola HBC Share"), or (ii) the U.S. dollar equivalent of the proceeds of the sale of the underlying Coca-Cola Hellenic Shares on the Athens Exchange on which Coca-Cola HBC will maintain a standing bid at €13.58 in cash per Coca-Cola Hellenic Share in accordance with Greek law, net of any applicable taxes, brokerage and other fees, expenses and clearing duties, in each case upon the terms of the Greek statutory sell-out conducted as a subsequent offering period of the U.S. offer set forth in the Offer to Exchange/Prospectus, dated March 19, 2013 (as amended or supplemented, the "U.S. Offer Prospectus") as filed with the U.S. Securities and Exchange Commission as part of a registration statement on Form F-4, file number 333-184685, and this related Supplemental Letter of Transmittal (which, together with any amendments or supplements thereto or hereto, collectively constitute the "U.S. Offer"). Receipt of the U.S. Offer Prospectus is hereby acknowledged.

        The Coca-Cola HBC ADSs are to be issued pursuant to a deposit agreement by and among Coca-Cola HBC and Citibank, N.A., as depositary with respect to the Coca-Cola HBC ADSs (the "Coca-Cola HBC Depositary"), and all holders and beneficial owners of Coca-Cola HBC ADSs issued thereunder from time to time, filed as an exhibit to the Registration Statement on Form F-6, file number 333-185536, together with any amendments or supplements thereto.

        Upon the terms of the Greek statutory sell-out portion of the U.S. Offer, subject to, and effective upon, acceptance of the delivery of the Coca-Cola Hellenic ADSs tendered hereby in accordance with the terms of the Greek statutory sell-out portion of the U.S. Offer, the undersigned hereby (1) sells, assigns and transfers to, or upon the order of, Coca-Cola HBC all right, title and interest in and to all the Coca-Cola Hellenic ADSs that are being tendered herewith (and any and all dividends, distributions, rights, other shares of Coca-Cola Hellenic ADSs or other securities issued or issuable in respect thereof with a record date after the date on which the Coca-Cola Hellenic ADSs are transferred (collectively, "Distributions")); (2) orders the registration of any Coca-Cola Hellenic ADSs tendered by book-entry transfer to or upon the order of Coca-Cola HBC; and (3) irrevocably constitutes and appoints Citibank, N.A., as the ADS exchange agent (the "ADS Exchange Agent"), as the true and lawful agent and attorney-in-fact of the undersigned, with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to the full extent of the undersigned's rights with respect to such Coca-Cola Hellenic ADSs (and any and all Distributions), to perform the following functions on the undersigned's behalf and for the undersigned's account:

  (a)
  deliver American depositary receipts representing such Coca-Cola Hellenic ADSs (and any and all Distributions), or transfer ownership of such Coca-Cola Hellenic ADSs (and any and all Distributions), together, in any such case, with all accompanying evidences of transfer and authenticity, to or upon the order of Coca-Cola HBC;

  (b)
  present such Coca-Cola Hellenic ADSs (and any and all Distributions) for transfer on the books of the Coca-Cola Hellenic Depositary;

  (c)
  receive all benefits and otherwise exercise all rights of beneficial ownership of such Coca-Cola Hellenic ADSs (and any and all Distributions); and

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

  (d)
  direct, in accordance with the instructions contained herein, the Coca-Cola Hellenic Depositary, or a custodian or other agent acting on its behalf, to tender the Coca-Cola Hellenic Shares represented by such Coca-Cola Hellenic ADSs in the Greek statutory sell-out, for the account of the undersigned, on the terms of the U.S. Offer Prospectus, the related declaration of election and applicable law and regulation or to instruct a broker of its choice or selected by Coca-Cola HBC in Greece to sell the Coca-Cola Hellenic Shares represented by such Coca-Cola Hellenic ADSs on the Athens Exchange, including, without limitation, by way of "bulk" instruction in the event that tenders of Coca-Cola Hellenic ADSs in the Greek statutory sell-out portion of the U.S. Offer are aggregated.

        Upon such acceptance, all prior powers of attorney, proxies and consents given by the undersigned with respect to such Coca-Cola Hellenic ADSs (and any and all Distributions) will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given (and, if given, will not be deemed effective) by the undersigned with respect to such Coca-Cola Hellenic ADSs (and any and all Distributions).

        The undersigned hereby represents and warrants to Coca-Cola HBC and the ADS Exchange Agent that the undersigned has full power and authority to tender Coca-Cola Hellenic ADSs in the Greek statutory sell-out portion of the U.S. Offer and to exchange, sell, contribute, assign and transfer the Coca-Cola Hellenic ADSs (and any and all securities or rights issued or issuable in respect thereof) in the Greek statutory sell-out portion of the U.S. Offer and, when such Coca-Cola Hellenic ADSs are transferred to or upon the order of Coca-Cola HBC, as applicable, the transferee will acquire good title thereto, free and clear of all liens, charges, encumbrances and other third party interests, and together with all rights then or thereafter attaching thereto, including, without limitation, voting rights and the right to receive all Distributions payable to a holder thereof.

        The undersigned will, upon request, execute and deliver any additional documents deemed by the ADS Exchange Agent or Coca-Cola HBC to be necessary or desirable to complete the sale, assignment and transfer of the Coca-Cola Hellenic ADSs tendered hereby and all Distributions to or upon the order of Coca-Cola HBC.

        All authority conferred or agreed to be conferred in this Supplemental Letter of Transmittal shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, executors, administrators, legal representatives, trustees in bankruptcy, successors and assigns of the undersigned. The tender of the Coca-Cola Hellenic ADSs hereby is irrevocable.

        The undersigned understands that the delivery and surrender of the Coca-Cola Hellenic ADSs is not effective until the ADS Exchange Agent receives the Coca-Cola Hellenic ADSs with this Supplemental Letter of Transmittal, properly completed and duly executed or an agent's message, as applicable, together with all accompanying evidences of authority in form satisfactory to Coca-Cola HBC and any other required documents.

        Coca-Cola HBC's acceptance of the delivery of Coca-Cola Hellenic ADSs validly tendered according to the procedures described in the U.S. Offer Prospectus applicable to the Greek statutory sell-out and in the Instructions hereto will constitute a binding agreement between the undersigned and Coca-Cola HBC upon the terms of the Greek statutory sell-out portion of the U.S. Offer. All questions as to validity, form and eligibility of any tender of Coca-Cola Hellenic ADSs hereby will be determined by Coca-Cola HBC (which may delegate power in whole or in part to the ADS Exchange Agent) and such determination will be final and binding.

        The undersigned understands that the Coca-Cola HBC ADSs will be issued in "uncertificated" form as direct registration securities or on the books and records of the Coca-Cola HBC Depositary if the Coca-Cola Hellenic ADSs exchanged were issued pursuant to the IDI Plan. If the undersigned

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

wishes to receive Coca-Cola HBC ADSs in certificated form, the undersigned will need, upon receipt of a statement from the ADS Exchange Agent that Coca-Cola HBC ADSs have been issued, to instruct the Coca-Cola HBC Depositary in accordance with the instructions contained in such statement to issue certificates for such Coca-Cola HBC ADSs.

        The undersigned acknowledges and understands that there will be no guaranteed delivery process available to tender Coca-Cola Hellenic ADSs, and that there will be no withdrawal rights for any tenders of Coca-Cola ADSs in the Greek statutory sell-out, which is conducted as a subsequent offering period of the U.S. Offer.

        The undersigned acknowledges and agrees that the ADS Exchange Agent will aggregate valid tenders of Coca-Cola Hellenic ADSs received in the Greek statutory sell-out portion of the U.S. Offer during successive five New York business day periods (or a shorter period to the extent the Greek statutory sell-out is terminated and five New York business days have not elapsed) and will instruct the Coca-Cola Hellenic ADS Depositary to cause the custodian who holds the corresponding Coca-Cola Hellenic Shares in Greece on behalf of such depositary to either make an election for share consideration in the Greek statutory sell-out or give a bulk instruction through a broker in Greece for the sale of the underlying Coca-Cola Hellenic Shares on the Athens Exchange.

        The undersigned acknowledges and agrees that in the case of a cash election, the ADS Exchange Agent will arrange for the conversion of the net cash euro consideration from the sale of the underlying Coca-Cola Hellenic Shares received into U.S. dollars pursuant to the terms of the deposit agreement by and among Coca-Cola Hellenic and Citibank, N.A., as depositary with respect to the Coca-Cola Hellenic ADSs, and all holders and beneficial owners of Coca-Cola Hellenic ADSs issued thereunder from time to time, and the remittance of the net cash proceeds in U.S. dollars (after deduction of applicable fees, taxes and expenses) (or the average net cash proceeds in U.S. dollars if the sales of the underlying Coca-Cola Hellenic Shares of more than one holder have been bundled and executed in bulk) to the tendering holder promptly after receipt of the applicable euro cash consideration.

        For Coca-Cola Hellenic ADSs tendered in the Greek statutory sell-out directly by registered holders of Coca-Cola Hellenic ADSs to the ADS Exchange Agent, the net cash consideration in U.S. dollars will be disbursed by check.

        Unless otherwise indicated under "Special Issuance Instructions," please issue the check for cash consideration or the Coca-Cola HBC ADSs and/or deliver statements in respect of any certificates for any Coca-Cola Hellenic ADSs not tendered or accepted under the terms of the Greek statutory sell-out portion of the U.S. Offer in the name(s) of the registered holder(s) appearing above under "Description of Coca-Cola Hellenic ADSs Tendered." Similarly, unless otherwise indicated under "Special Delivery Instructions," please mail the check for cash consideration or the statements in respect of Coca-Cola HBC ADSs and/or mail statements in respect of any Coca-Cola Hellenic ADSs not tendered or not accepted under the terms of the Greek statutory sell-out portion of the U.S. Offer (and any accompanying documents, as appropriate) to the address(es) of the registered holder(s) appearing above under "Description of Coca-Cola Hellenic ADSs Tendered." In the event that the boxes entitled "Special Issuance Instructions" and "Special Delivery Instructions" are both completed, please issue the check for cash consideration or the Coca-Cola HBC ADSs and/or mail statements in respect of any Coca-Cola Hellenic ADSs not tendered or not accepted under the terms of the Greek statutory sell-out portion of the U.S. Offer (and any accompanying documents, as appropriate) in the name(s) of, and deliver the check for cash consideration or the statements in respect of such Coca-Cola HBC ADSs (and any accompanying documents, as appropriate) to, the person(s) so indicated. The undersigned recognizes that Coca-Cola HBC has no obligation under the "Special Issuance Instructions" to transfer any Coca-Cola Hellenic ADSs from the name of the registered holder thereof if Coca-Cola HBC does not accept any of the Coca-Cola Hellenic ADSs so tendered.

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 INSTRUCTIONS

Forming Part of the Terms of the U.S. Offer

        To complete the Supplemental Letter of Transmittal, you must do the following prior to the earlier of 5:00 p.m., New York City time, on July 22, 2013, which is the New York business day immediately preceding the expiration date of the Greek statutory sell-out period, and 5:00 p.m., New York City time, on the New York business day preceding the expiration of the election deadline of the Greek statutory buy-out, as applicable:

  •
  Fill in the box entitled "Description of Coca-Cola Hellenic ADSs Tendered."

  •
  Fill in the box entitled "Selection of Consideration."

  •
  Sign and date the Supplemental Letter of Transmittal in the box entitled "Important: All Coca-Cola Hellenic ADS Holder(s) Must Sign Here."

  •
  Fill in and sign the enclosed IRS Form W-9 (in the case of a Coca-Cola Hellenic ADS holder that is a U.S. person) or provide the appropriate duly executed IRS Form W-8 (in the case of a Coca-Cola Hellenic ADS holder that is not a U.S. person).

        In completing the Supplemental Letter of Transmittal, you may (but are not required to) also do the following:

  •
  If you want the check for cash consideration, the Coca-Cola HBC ADSs or the Coca-Cola Hellenic ADSs not tendered or exchanged to be issued in the name of another person, complete the box entitled "Special Issuance Instructions."

  •
  If you want the check for cash consideration, the statements in respect of Coca-Cola HBC ADSs or the Coca-Cola Hellenic ADSs not tendered or exchanged delivered to an address other than that appearing under Description of Coca-Cola Hellenic ADSs Tendered, complete the box entitled "Special Delivery Instructions."

        If you complete the box entitled "Special Issuance Instructions" you must have your signature guaranteed by an Eligible Institution (as defined in Instruction 1 below) unless the Supplemental Letter of Transmittal is signed by an Eligible Institution.

        1.    Guarantee of Signatures.    No signature guarantee is required on this Supplemental Letter of Transmittal (i) if this Supplemental Letter of Transmittal is signed by the registered holder(s) of Coca-Cola Hellenic ADSs tendered herewith and such registered holder has not completed the box entitled "Special Issuance Instructions" on this Supplemental Letter of Transmittal or (ii) if the Coca-Cola Hellenic ADSs tendered herewith are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Program, or other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") (such institution, an "Eligible Institution"). In all other cases, all signatures on this Supplemental Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5. If a Coca-Cola Hellenic ADR is registered in the name of a person other than the signer of this Supplemental Letter of Transmittal, or if Coca-Cola HBC ADSs are to be issued to a person other than the registered holder of the Coca-Cola Hellenic ADRs surrendered, then the tendered Coca-Cola Hellenic ADR must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders or owners appear on the Coca-Cola Hellenic ADR, with the signature(s) on the Coca-Cola Hellenic ADR or stock powers guaranteed by an Eligible Institution. See Instruction 5.

        2.    Requirements for Tender.    This Supplemental Letter of Transmittal is to be completed by Coca-Cola Hellenic ADS holders if (i) Coca-Cola Hellenic ADRs are to be forwarded herewith or

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

(ii) Coca-Cola Hellenic ADSs to be tendered are held in book-entry form on the books and records of the Coca-Cola Hellenic Depositary either in DRS or as a result of investment through the IDI Plan, in each case, pursuant to the procedures set forth herein and in the U.S. Offer Prospectus. For a Coca-Cola Hellenic ADS holder validly to tender Coca-Cola Hellenic ADSs pursuant to the Greek statutory sell-out portion of the U.S. Offer, a properly completed and duly executed Supplemental Letter of Transmittal, together with any required signature guarantees and any other required documents, must be received by the ADS Exchange Agent at one of its addresses set forth herein prior to the earlier of 5:00 p.m., New York City time, on July 22, 2013, and 5:00 p.m., New York City time, on the New York business day preceding the expiration of the election deadline of the Greek statutory buy-out, as applicable, and, if not held in book-entry form in DRS or as a result of investment through the IDI Plan, Coca-Cola Hellenic ADRs for tendered Coca-Cola Hellenic ADSs must be received by the ADS Exchange Agent at one of such addresses prior to the earlier of 5:00 p.m., New York City time, on July 22, 2013, and 5:00 p.m., New York City time, on the New York business day preceding the expiration of the election deadline of the Greek statutory buy-out, as applicable.

        The signatures on this Supplemental Letter of Transmittal cover the Coca-Cola Hellenic ADSs tendered hereby.

        The method of delivery of the Coca-Cola Hellenic ADSs, this Supplemental Letter of Transmittal and all other required documents is at the election and risk of the tendering Coca-Cola Hellenic ADS holder. The Coca-Cola Hellenic ADSs will be deemed delivered only when actually received by the ADS Exchange Agent. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        No alternative, conditional or contingent tenders will be accepted. All tendering Coca-Cola Hellenic ADS holders, by executing this Supplemental Letter of Transmittal, waive any right to receive any notice of acceptance of their Coca-Cola Hellenic ADSs tendered in the Greek statutory sell-out portion of the U.S. Offer.

        All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance of any tender of Coca-Cola Hellenic ADSs by this Supplemental Letter of Transmittal will be determined by Coca-Cola HBC (which may delegate power in whole or in part to the ADS Exchange Agent), in its sole discretion. Coca-Cola HBC reserves the absolute right to reject any or all tenders determined by Coca-Cola HBC not to be in proper form or the acceptance of which may, in the opinion of Coca-Cola HBC's counsel, be unlawful. Coca-Cola HBC also reserves the absolute right to waive any defect or irregularity in any tender of Coca-Cola Hellenic ADSs of any particular Coca-Cola Hellenic ADS holder, whether or not similar defects or irregularities are waived in the case of other holders. All questions as to the interpretation of the terms of the U.S. Offer will be determined by Coca-Cola HBC, in its sole discretion. No tender of Coca-Cola Hellenic ADSs will be deemed to have been validly made until all defects and irregularities with respect to the tender have been cured or waived by Coca-Cola HBC. None of Coca-Cola Hellenic, Coca-Cola HBC or any of their respective affiliates or assigns, the ADS Exchange Agent, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

        3.    Inadequate Space.    If the space provided herein under "Description of Coca-Cola Hellenic ADSs Tendered" is inadequate, the number of Coca-Cola Hellenic ADSs tendered and the Coca-Cola Hellenic ADR numbers with respect to such Coca-Cola Hellenic ADSs should be listed on a separate signed schedule attached hereto.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

        4.    Partial Tenders.    If fewer than all the Coca-Cola Hellenic ADSs evidenced by any Coca-Cola Hellenic ADR submitted or held in book-entry form on the books and records of the Coca-Cola Hellenic Depositary in DRS or a as a result of investment through the IDI Plan, are to be tendered, fill in the number of Coca-Cola Hellenic ADSs that are to be tendered in the box entitled "Number of Coca-Cola Hellenic ADSs Tendered." In any such case, new certificate(s) or statements for the remainder of the Coca-Cola Hellenic ADSs that were evidenced by the Coca-Cola Hellenic ADR(s)

will be sent to the registered holder, unless otherwise provided in the appropriate box on this Supplemental Letter of Transmittal, promptly. All Coca-Cola Hellenic ADSs represented by Coca-Cola Hellenic ADRs delivered to the ADS Exchange Agent will be deemed to have been tendered unless otherwise indicated.

        5.    Signatures on Supplemental Letter of Transmittal, Stock Powers and Endorsements.    If this Supplemental Letter of Transmittal is signed by the registered holder(s) of the Coca-Cola Hellenic ADSs tendered hereby, the signature(s) must correspond with the name(s) as written on the face of the Coca-Cola Hellenic ADR(s) or on the books and records of the Coca-Cola Hellenic Depositary if held in book-entry form in DRS or as a result of investment through the IDI Plan, without any change whatsoever.

        If any of the Coca-Cola Hellenic ADSs tendered hereby are owned of record by two or more joint owners, all such owners must sign this Supplemental Letter of Transmittal.

        If any tendered Coca-Cola Hellenic ADSs are registered in different names on several Coca-Cola Hellenic ADRs or in several book-entries, it will be necessary to complete, sign and submit as many separate Supplemental Letters of Transmittal, as there are different registrations of Coca-Cola Hellenic ADSs.

        If this Supplemental Letter of Transmittal or any Coca-Cola Hellenic ADR or stock power is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing, and proper evidence satisfactory to Coca-Cola HBC of the authority of such person to so act must be submitted.

        If this Supplemental Letter of Transmittal is signed by the registered holder(s) of the Coca-Cola Hellenic ADSs listed and transmitted hereby, no endorsements of Coca-Cola Hellenic ADRs or separate stock powers are required unless the check for the cash consideration or the Coca-Cola HBC ADSs or certificates for any Coca-Cola Hellenic ADSs not tendered or not accepted in the Greek statutory sell-out portion of the U.S. Offer are to be issued in the name of a person other than the registered holder(s). Signatures on any such Coca-Cola Hellenic ADRs or stock powers must be guaranteed by an Eligible Institution.

        If the Coca-Cola Hellenic ADRs for Coca-Cola Hellenic ADSs are registered in the name of a person other than the signer of this Supplemental Letter of Transmittal, or if issuance of the check for the cash consideration or the Coca-Cola HBC ADSs is to be made or Coca-Cola Hellenic ADRs for Coca-Cola Hellenic ADSs not tendered or not accepted for exchange are to be returned to a person other than the registered holder of the Coca-Cola Hellenic ADRs surrendered, the tendered Coca-Cola Hellenic ADRs must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Coca-Cola Hellenic ADR(s). Signature(s) on any such Coca-Cola Hellenic ADRs or stock powers must be guaranteed by an Eligible Institution. See Instruction 1.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

        6.    Special Issuance and Delivery Instructions.    If the check for the cash consideration or the Coca-Cola HBC ADSs are to be issued in the name of, and/or Coca-Cola Hellenic ADSs for any Coca-Cola Hellenic ADSs not accepted in the Greek statutory sell-out portion of the U.S. Offer or not tendered are to be issued in the name of and/or statements in respect of such Coca-Cola Hellenic ADSs returned to, a person other than the signer of this Supplemental Letter of Transmittal, or if the check for the cash consideration or the statements in respect of the Coca-Cola HBC ADSs are to be sent, and/or statements in respect of such Coca-Cola Hellenic ADSs are to be returned, to a person other than the signer of this Supplemental Letter of Transmittal, the appropriate boxes on this Supplemental Letter of Transmittal should be completed.

        7.    Important Tax Information; IRS Forms W-9 and W-8.    U.S. federal income tax law generally requires that if your Coca-Cola Hellenic ADSs are accepted in the Greek statutory sell-out portion of the U.S. Offer, you or your assignee (in either case, the "Payee") must provide Coca-Cola HBC or its assignee (in either case, the "Payer") with the Payee's correct Taxpayer Identification Number ("TIN"), which, in the case of a Payee who is an individual, is the Payee's social security number. If the Payer is not provided with the correct TIN or an adequate basis for an exemption, the Payee may be subject to a $50 penalty imposed by the Internal Revenue Service ("IRS") and backup withholding in an amount equal to 28% (under current law) on all reportable payments made pursuant to, or after, the U.S. Offer. Backup withholding is not an additional tax. Rather, the tax liability of a person subject to backup withholding will be reduced by the amount withheld. If withholding results in an overpayment of taxes, a refund may be obtained by timely filing a claim for refund with the IRS.

        To prevent backup withholding, each Payee must, unless an exemption applies, provide to the ADS Exchange Agent such Payee's correct TIN by completing the IRS Form W-9 enclosed herewith, certifying that (i) the TIN provided is correct, (ii) (a) the Payee is exempt from backup withholding, (b) the Payee has not been notified by the IRS that such Payee is subject to backup withholding as a result of a failure to report all interest or dividends or (c) the IRS has notified the Payee that such Payee is no longer subject to backup withholding and (iii) the Payee is a U.S. person (including a U.S. resident alien). If a Payee is subject to backup withholding, such Payee must cross out item (2) of the "Certification" box (Part II) on the Form W-9.

        If the Payee does not have a TIN, such Payee should consult the instructions set forth in the enclosed IRS Form W-9 for instructions on applying for a TIN and apply for a TIN. If the Payee does not provide such Payee's TIN to the Payer by the time of payment, backup withholding will apply.

        If the Coca-Cola Hellenic ADSs are held in more than one name or are not in the name of the actual owner, consult the instructions set forth in the enclosed IRS Form W-9 for information on which TIN to report.

        Certain Payees (including, among others, certain corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt Payee should check the "Exempt payee" box on the IRS Form W-9. See the instructions set forth in the enclosed IRS Form W-9 for additional instructions. In order for a nonresident alien individual or foreign entity to establish its exemption from backup withholding, such person must submit an appropriate and properly completed IRS Form W-8BEN, W-8ECI, W-8EXP or W-8IMY, as the case may be, signed under penalties of perjury attesting to such exempt status. Such forms may be obtained from the ADS Exchange Agent or from the IRS at its internet website: www.irs.gov.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

        FAILURE TO COMPLETE AND RETURN IRS FORM W-9 OR AN APPROPRIATE IRS FORM W-8, AS APPLICABLE, MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY REPORTABLE PAYMENTS MADE TO YOU PURSUANT TO, OR AFTER, THE U.S. OFFER. PLEASE REVIEW THE ENCLOSED IRS FORM W-9 AND INSTRUCTIONS CONTAINED IN THIS SUPPLEMENTAL LETTER OF TRANSMITTAL FOR ADDITIONAL DETAILS.

YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING BACKUP WITHHOLDING.

        8.    Coca-Cola HBC Depositary Book-Entry Registration of Coca-Cola HBC ADSs.    All Coca-Cola HBC ADSs will be issued to you in uncertificated, book-entry form either in the direct registration system maintained by the Coca-Cola HBC Depositary or on the books and records of the Coca-Cola HBC Depositary if the Coca-Cola Hellenic ADSs exchanged were held as a result of investment through the IDI Plan. As a holder of Coca-Cola HBC ADSs you will receive periodic statements issued by the Coca-Cola HBC Depositary reflecting the number of Coca-Cola HBC ADSs you own, rather than physical certificates that evidence the Coca-Cola HBC ADSs. If you wish to receive certificated Coca-Cola HBC ADSs, you will need, upon receipt of the statements reflecting the issuance of Coca-Cola HBC ADSs in your name, to request the Coca-Cola HBC Depositary to issue and mail certificates for your Coca-Cola HBC ADSs in the manner detailed in the statements.

        9.    Requests for Assistance or Additional Copies.    Questions and requests for assistance may be directed to the information agent for the U.S. Offer (the "Information Agent") at the address listed below. Additional copies of the U.S. Offer Prospectus, this Supplemental Letter of Transmittal, and IRS Form W-9 may be obtained from the Information Agent or from brokers, dealers, banks, trust companies or other nominees. An applicable IRS Form W-8 may be obtained from the ADS Exchange Agent or from the IRS at its internet website: www.irs.gov.

        10.    Lost, Destroyed or Stolen Certificates.    If any certificate representing Coca-Cola Hellenic ADSs has been lost, destroyed or stolen, the Coca-Cola Hellenic ADS holder should promptly call the Coca-Cola Hellenic Depositary (the "Transfer Agent"), at 1 (877) 248-4237 (toll free) or 1 (781) 575-4555 if outside of U.S.A. The Coca-Cola Hellenic ADS holder will then be instructed by the Transfer Agent as to the steps that must be taken to replace the certificate. This Supplemental Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost or destroyed certificates have been followed.

IMPORTANT: THIS SUPPLEMENTAL LETTER OF TRANSMITTAL, PROPERLY COMPLETED AND DULY EXECUTED, TOGETHER WITH ANY SIGNATURE GUARANTEES, AND ANY OTHER REQUIRED DOCUMENTS, AS WELL AS COCA-COLA HELLENIC ADRs FOR TENDERED COCA-COLA HELLENIC ADSs MUST BE RECEIVED BY CITIBANK, N.A., PRIOR TO THE EARLIER OF 5 P.M. ON JULY 22, 2013 (WHICH IS ONE NEW YORK BUSINESS DAY BEFORE THE EXPIRATION OF THE GREEK STATUTORY SELL-OUT PERIOD), AND 5 P.M., NEW YORK CITY TIME, ON THE NEW YORK BUSINESS DAY PRECEDING THE EXPIRATION OF THE ELECTION DEADLINE OF THE GREEK STATUTORY BUY-OUT, AS APPLICABLE.

VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

The ADS Exchange Agent for the U.S. Offer is:

 CITIBANK, N.A.

By Mail:	By Overnight Courier:

Citibank, N.A. c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	Citibank, N.A. c/o Voluntary Corporate Actions 250 Royall Street, Suite V Canton, MA 02021

        Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for additional copies of the U.S. Offer Prospectus and this Supplemental Letter of Transmittal may be directed to the Information Agent at its telephone number and location listed below, and copies will be furnished promptly at Coca-Cola HBC's expense. Coca-Cola Hellenic ADS holders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the U.S. Offer.

The Information Agent for the U.S. Offer is:

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VOLUNTARY CORPORATE ACTION COY: COHC STATUTORY SELL-OUT

Form W-9 (Rev. December 2011) Request for Taxpayer Identification Number and Certification Department of the Treasury Internal Revenue Service Give Form to the requester. Do not send to the IRS. Print or type See Specific Instructions on page 2. Name (as shown on your income tax return) Business name/disregarded entity name, if different from above Check appropriate box for federal tax classification: Individual/sole proprietor C Corporation S Corporation Partnership Trust/estate Limited liability company. Enter the tax classification (C=C corporation, S=S corporation, P=partnership) . Other (see instructions) . Exempt payee Address (number, street, and apt. or suite no.) City, state, and ZIP code Requester’s name and address (optional) List account number(s) here (optional) Part I Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. The TIN provided must match the name given on the “Name” line to avoid backup withholding. For individuals, this is your social security number (SSN). However, for a resident alien, sole proprietor, or disregarded entity, see the Part I instructions on page 3. For other entities, it is your employer identification number (EIN). If you do not have a number, see How to get a TIN on page 3. Note. If the account is in more than one name, see the chart on page 4 for guidelines on whose number to enter. Social security number – – Employer identification number – Part II Certification Under penalties of perjury, I certify that: 1. The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and 2. I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and 3. I am a U.S. citizen or other U.S. person (defined below). Certification instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. For real estate transactions, item 2 does not apply. For mortgage interest paid, acquisition or abandonment of secured property, cancellation of debt, contributions to an individual retirement arrangement (IRA), and generally, payments other than interest and dividends, you are not required to sign the certification, but you must provide your correct TIN. See the instructions on page 4. Sign Here Signature of U.S. person . Date . General Instructions Section references are to the Internal Revenue Code unless otherwise noted. Purpose of Form A person who is required to file an information return with the IRS must obtain your correct taxpayer identification number (TIN) to report, for example, income paid to you, real estate transactions, mortgage interest you paid, acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA. Use Form W-9 only if you are a U.S. person (including a resident alien), to provide your correct TIN to the person requesting it (the requester) and, when applicable, to: 1. Certify that the TIN you are giving is correct (or you are waiting for a number to be issued), 2. Certify that you are not subject to backup withholding, or 3. Claim exemption from backup withholding if you are a U.S. exempt payee. If applicable, you are also certifying that as a U.S. person, your allocable share of any partnership income from a U.S. trade or business is not subject to the withholding tax on foreign partners’ share of effectively connected income. Note. If a requester gives you a form other than Form W-9 to request your TIN, you must use the requester’s form if it is substantially similar to this Form W-9. Definition of a U.S. person. For federal tax purposes, you are considered a U.S. person if you are: • An individual who is a U.S. citizen or U.S. resident alien, • A partnership, corporation, company, or association created or organized in the United States or under the laws of the United States, • An estate (other than a foreign estate), or • A domestic trust (as defined in Regulations section 301.7701-7). Special rules for partnerships. Partnerships that conduct a trade or business in the United States are generally required to pay a withholding tax on any foreign partners’ share of income from such business. Further, in certain cases where a Form W-9 has not been received, a partnership is required to presume that a partner is a foreign person, and pay the withholding tax. Therefore, if you are a U.S. person that is a partner in a partnership conducting a trade or business in the United States, provide Form W-9 to the partnership to establish your U.S. status and avoid withholding on your share of partnership income. Cat. No. 10231X Form W-9 (Rev. 12-2011)

Form W-9 (Rev. 12-2011) Page 2 The person who gives Form W-9 to the partnership for purposes of establishing its U.S. status and avoiding withholding on its allocable share of net income from the partnership conducting a trade or business in the United States is in the following cases: • The U.S. owner of a disregarded entity and not the entity, • The U.S. grantor or other owner of a grantor trust and not the trust, and • The U.S. trust (other than a grantor trust) and not the beneficiaries of the trust. Foreign person. If you are a foreign person, do not use Form W-9. Instead, use the appropriate Form W-8 (see Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities). Nonresident alien who becomes a resident alien. Generally, only a nonresident alien individual may use the terms of a tax treaty to reduce or eliminate U.S. tax on certain types of income. However, most tax treaties contain a provision known as a “saving clause.” Exceptions specified in the saving clause may permit an exemption from tax to continue for certain types of income even after the payee has otherwise become a U.S. resident alien for tax purposes. If you are a U.S. resident alien who is relying on an exception contained in the saving clause of a tax treaty to claim an exemption from U.S. tax on certain types of income, you must attach a statement to Form W-9 that specifies the following five items: 1. The treaty country. Generally, this must be the same treaty under which you claimed exemption from tax as a nonresident alien. 2. The treaty article addressing the income. 3. The article number (or location) in the tax treaty that contains the saving clause and its exceptions. 4. The type and amount of income that qualifies for the exemption from tax. 5. Sufficient facts to justify the exemption from tax under the terms of the treaty article. Example. Article 20 of the U.S.-China income tax treaty allows an exemption from tax for scholarship income received by a Chinese student temporarily present in the United States. Under U.S. law, this student will become a resident alien for tax purposes if his or her stay in the United States exceeds 5 calendar years. However, paragraph 2 of the first Protocol to the U.S.-China treaty (dated April 30, 1984) allows the provisions of Article 20 to continue to apply even after the Chinese student becomes a resident alien of the United States. A Chinese student who qualifies for this exception (under paragraph 2 of the first protocol) and is relying on this exception to claim an exemption from tax on his or her scholarship or fellowship income would attach to Form W-9 a statement that includes the information described above to support that exemption. If you are a nonresident alien or a foreign entity not subject to backup withholding, give the requester the appropriate completed Form W-8. What is backup withholding? Persons making certain payments to you must under certain conditions withhold and pay to the IRS a percentage of such payments. This is called “backup withholding.” Payments that may be subject to backup withholding include interest, tax-exempt interest, dividends, broker and barter exchange transactions, rents, royalties, nonemployee pay, and certain payments from fishing boat operators. Real estate transactions are not subject to backup withholding. You will not be subject to backup withholding on payments you receive if you give the requester your correct TIN, make the proper certifications, and report all your taxable interest and dividends on your tax return. Payments you receive will be subject to backup withholding if: 1. You do not furnish your TIN to the requester, 2. You do not certify your TIN when required (see the Part II instructions on page 3 for details), 3. The IRS tells the requester that you furnished an incorrect TIN, 4. The IRS tells you that you are subject to backup withholding because you did not report all your interest and dividends on your tax return (for reportable interest and dividends only), or 5. You do not certify to the requester that you are not subject to backup withholding under 4 above (for reportable interest and dividend accounts opened after 1983 only). Certain payees and payments are exempt from backup withholding. See the instructions below and the separate Instructions for the Requester of Form W-9. Also see Special rules for partnerships on page 1. Updating Your Information You must provide updated information to any person to whom you claimed to be an exempt payee if you are no longer an exempt payee and anticipate receiving reportable payments in the future from this person. For example, you may need to provide updated information if you are a C corporation that elects to be an S corporation, or if you no longer are tax exempt. In addition, you must furnish a new Form W-9 if the name or TIN changes for the account, for example, if the grantor of a grantor trust dies. Penalties Failure to furnish TIN. If you fail to furnish your correct TIN to a requester, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect. Civil penalty for false information with respect to withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty. Criminal penalty for falsifying information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment. Misuse of TINs. If the requester discloses or uses TINs in violation of federal law, the requester may be subject to civil and criminal penalties. Specific Instructions Name If you are an individual, you must generally enter the name shown on your income tax return. However, if you have changed your last name, for instance, due to marriage without informing the Social Security Administration of the name change, enter your first name, the last name shown on your social security card, and your new last name. If the account is in joint names, list first, and then circle, the name of the person or entity whose number you entered in Part I of the form. Sole proprietor. Enter your individual name as shown on your income tax return on the “Name” line. You may enter your business, trade, or “doing business as (DBA)” name on the “Business name/disregarded entity name” line. Partnership, C Corporation, or S Corporation. Enter the entity's name on the “Name” line and any business, trade, or “doing business as (DBA) name” on the “Business name/disregarded entity name” line. Disregarded entity. Enter the owner's name on the “Name” line. The name of the entity entered on the “Name” line should never be a disregarded entity. The name on the “Name” line must be the name shown on the income tax return on which the income will be reported. For example, if a foreign LLC that is treated as a disregarded entity for U.S. federal tax purposes has a domestic owner, the domestic owner's name is required to be provided on the “Name” line. If the direct owner of the entity is also a disregarded entity, enter the first owner that is not disregarded for federal tax purposes. Enter the disregarded entity's name on the “Business name/disregarded entity name” line. If the owner of the disregarded entity is a foreign person, you must complete an appropriate Form W-8. Note. Check the appropriate box for the federal tax classification of the person whose name is entered on the “Name” line (Individual/sole proprietor, Partnership, C Corporation, S Corporation, Trust/estate). Limited Liability Company (LLC). If the person identified on the “Name” line is an LLC, check the “Limited liability company” box only and enter the appropriate code for the tax classification in the space provided. If you are an LLC that is treated as a partnership for federal tax purposes, enter “P” for partnership. If you are an LLC that has filed a Form 8832 or a Form 2553 to be taxed as a corporation, enter “C” for C corporation or “S” for S corporation. If you are an LLC that is disregarded as an entity separate from its owner under Regulation section 301.7701-3 (except for employment and excise tax), do not check the LLC box unless the owner of the LLC (required to be identified on the “Name” line) is another LLC that is not disregarded for federal tax purposes. If the LLC is disregarded as an entity separate from its owner, enter the appropriate tax classification of the owner identified on the “Name” line.

Form W-9 (Rev. 12-2011) Page 3 Other entities. Enter your business name as shown on required federal tax documents on the “Name” line. This name should match the name shown on the charter or other legal document creating the entity. You may enter any business, trade, or DBA name on the “Business name/ disregarded entity name” line. Exempt Payee If you are exempt from backup withholding, enter your name as described above and check the appropriate box for your status, then check the “Exempt payee” box in the line following the “Business name/ disregarded entity name,” sign and date the form. Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations are exempt from backup withholding for certain payments, such as interest and dividends. Note. If you are exempt from backup withholding, you should still complete this form to avoid possible erroneous backup withholding. The following payees are exempt from backup withholding: 1. An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2), 2. The United States or any of its agencies or instrumentalities, 3. A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities, 4. A foreign government or any of its political subdivisions, agencies, or instrumentalities, or 5. An international organization or any of its agencies or instrumentalities. Other payees that may be exempt from backup withholding include: 6. A corporation, 7. A foreign central bank of issue, 8. A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States, 9. A futures commission merchant registered with the Commodity Futures Trading Commission, 10. A real estate investment trust, 11. An entity registered at all times during the tax year under the Investment Company Act of 1940, 12. A common trust fund operated by a bank under section 584(a), 13. A financial institution, 14. A middleman known in the investment community as a nominee or custodian, or 15. A trust exempt from tax under section 664 or described in section 4947. The following chart shows types of payments that may be exempt from backup withholding. The chart applies to the exempt payees listed above, 1 through 15. IF the payment is for . . . THEN the payment is exempt for . . . Interest and dividend payments All exempt payees except for 9 Broker transactions Exempt payees 1 through 5 and 7 through 13. Also, C corporations. Barter exchange transactions and patronage dividends Exempt payees 1 through 5 Payments over $600 required to be reported and direct sales over $5,000 1 Generally, exempt payees 1 through 7 2 1 See Form 1099-MISC, Miscellaneous Income, and its instructions. 2 However, the following payments made to a corporation and reportable on Form 1099-MISC are not exempt from backup withholding: medical and health care payments, attorneys' fees, gross proceeds paid to an attorney, and payments for services paid by a federal executive agency. Part I. Taxpayer Identification Number (TIN) Enter your TIN in the appropriate box. If you are a resident alien and you do not have and are not eligible to get an SSN, your TIN is your IRS individual taxpayer identification number (ITIN). Enter it in the social security number box. If you do not have an ITIN, see How to get a TIN below. If you are a sole proprietor and you have an EIN, you may enter either your SSN or EIN. However, the IRS prefers that you use your SSN. If you are a single-member LLC that is disregarded as an entity separate from its owner (see Limited Liability Company (LLC) on page 2), enter the owner’s SSN (or EIN, if the owner has one). Do not enter the disregarded entity’s EIN. If the LLC is classified as a corporation or partnership, enter the entity’s EIN. Note. See the chart on page 4 for further clarification of name and TIN combinations. How to get a TIN. If you do not have a TIN, apply for one immediately. To apply for an SSN, get Form SS-5, Application for a Social Security Card, from your local Social Security Administration office or get this form online at www.ssa.gov. You may also get this form by calling 1-800-772-1213. Use Form W-7, Application for IRS Individual Taxpayer Identification Number, to apply for an ITIN, or Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer Identification Number (EIN) under Starting a Business. You can get Forms W-7 and SS-4 from the IRS by visiting IRS.gov or by calling 1-800-TAX-FORM (1-800-829-3676). If you are asked to complete Form W-9 but do not have a TIN, write “Applied For” in the space for the TIN, sign and date the form, and give it to the requester. For interest and dividend payments, and certain payments made with respect to readily tradable instruments, generally you will have 60 days to get a TIN and give it to the requester before you are subject to backup withholding on payments. The 60-day rule does not apply to other types of payments. You will be subject to backup withholding on all such payments until you provide your TIN to the requester. Note. Entering “Applied For” means that you have already applied for a TIN or that you intend to apply for one soon. Caution: A disregarded domestic entity that has a foreign owner must use the appropriate Form W-8. Part II. Certification To establish to the withholding agent that you are a U.S. person, or resident alien, sign Form W-9. You may be requested to sign by the withholding agent even if item 1, below, and items 4 and 5 on page 4 indicate otherwise. For a joint account, only the person whose TIN is shown in Part I should sign (when required). In the case of a disregarded entity, the person identified on the “Name” line must sign. Exempt payees, see Exempt Payee on page 3. Signature requirements. Complete the certification as indicated in items 1 through 3, below, and items 4 and 5 on page 4. 1. Interest, dividend, and barter exchange accounts opened before 1984 and broker accounts considered active during 1983. You must give your correct TIN, but you do not have to sign the certification. 2. Interest, dividend, broker, and barter exchange accounts opened after 1983 and broker accounts considered inactive during 1983. You must sign the certification or backup withholding will apply. If you are subject to backup withholding and you are merely providing your correct TIN to the requester, you must cross out item 2 in the certification before signing the form. 3. Real estate transactions. You must sign the certification. You may cross out item 2 of the certification.

Form W-9 (Rev. 12-2011) Page 4 4. Other payments. You must give your correct TIN, but you do not have to sign the certification unless you have been notified that you have previously given an incorrect TIN. “Other payments” include payments made in the course of the requester’s trade or business for rents, royalties, goods (other than bills for merchandise), medical and health care services (including payments to corporations), payments to a nonemployee for services, payments to certain fishing boat crew members and fishermen, and gross proceeds paid to attorneys (including payments to corporations). 5. Mortgage interest paid by you, acquisition or abandonment of secured property, cancellation of debt, qualified tuition program payments (under section 529), IRA, Coverdell ESA, Archer MSA or HSA contributions or distributions, and pension distributions. You must give your correct TIN, but you do not have to sign the certification. What Name and Number To Give the Requester For this type of account: Give name and SSN of: 1. Individual The individual 2. Two or more individuals (joint account) The actual owner of the account or, if combined funds, the first individual on the account 1 3. Custodian account of a minor (Uniform Gift to Minors Act) The minor 2 4. a. The usual revocable savings trust (grantor is also trustee) b. So-called trust account that is not a legal or valid trust under state law The grantor-trustee 1 The actual owner 1 5. Sole proprietorship or disregarded entity owned by an individual The owner 3 6. Grantor trust filing under Optional Form 1099 Filing Method 1 (see Regulation section 1.671-4(b)(2)(i)(A)) The grantor* For this type of account: Give name and EIN of: 7. Disregarded entity not owned by an individual The owner 8. A valid trust, estate, or pension trust Legal entity 4 9. Corporation or LLC electing corporate status on Form 8832 or Form 2553 The corporation 10. Association, club, religious, charitable, educational, or other tax-exempt organization The organization 11. Partnership or multi-member LLC The partnership 12. A broker or registered nominee The broker or nominee 13. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments The public entity 14. Grantor trust filing under the Form 1041 Filing Method or the Optional Form 1099 Filing Method 2 (see Regulation section 1.671-4(b)(2)(i)(B)) The trust 1 List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person’s number must be furnished. 2 Circle the minor’s name and furnish the minor’s SSN. 3 You must show your individual name and you may also enter your business or “DBA” name on the “Business name/disregarded entity” name line. You may use either your SSN or EIN (if you have one), but the IRS encourages you to use your SSN. 4 List first and circle the name of the trust, estate, or pension trust. (Do not furnish the TIN of the personal representative or trustee unless the legal entity itself is not designated in the account title.) Also see Special rules for partnerships on page 1. *Note. Grantor also must provide a Form W-9 to trustee of trust. Note. If no name is circled when more than one name is listed, the number will be considered to be that of the first name listed. Secure Your Tax Records from Identity Theft Identity theft occurs when someone uses your personal information such as your name, social security number (SSN), or other identifying information, without your permission, to commit fraud or other crimes. An identity thief may use your SSN to get a job or may file a tax return using your SSN to receive a refund. To reduce your risk: • Protect your SSN, • Ensure your employer is protecting your SSN, and • Be careful when choosing a tax preparer. If your tax records are affected by identity theft and you receive a notice from the IRS, respond right away to the name and phone number printed on the IRS notice or letter. If your tax records are not currently affected by identity theft but you think you are at risk due to a lost or stolen purse or wallet, questionable credit card activity or credit report, contact the IRS Identity Theft Hotline at 1-800-908-4490 or submit Form 14039. For more information, see Publication 4535, Identity Theft Prevention and Victim Assistance. Victims of identity theft who are experiencing economic harm or a system problem, or are seeking help in resolving tax problems that have not been resolved through normal channels, may be eligible for Taxpayer Advocate Service (TAS) assistance. You can reach TAS by calling the TAS toll-free case intake line at 1-877-777-4778 or TTY/TDD 1-800-829-4059. Protect yourself from suspicious emails or phishing schemes. Phishing is the creation and use of email and websites designed to mimic legitimate business emails and websites. The most common act is sending an email to a user falsely claiming to be an established legitimate enterprise in an attempt to scam the user into surrendering private information that will be used for identity theft. The IRS does not initiate contacts with taxpayers via emails. Also, the IRS does not request personal detailed information through email or ask taxpayers for the PIN numbers, passwords, or similar secret access information for their credit card, bank, or other financial accounts. If you receive an unsolicited email claiming to be from the IRS, forward this message to phishing@irs.gov. You may also report misuse of the IRS name, logo, or other IRS property to the Treasury Inspector General for Tax Administration at 1-800-366-4484. You can forward suspicious emails to the Federal Trade Commission at: spam@uce.gov or contact them at www.ftc.gov/idtheft or 1-877-IDTHEFT (1-877-438-4338). Visit IRS.gov to learn more about identity theft and how to reduce your risk. Privacy Act Notice Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons (including federal agencies) who are required to file information returns with the IRS to report interest, dividends, or certain other income paid to you; mortgage interest you paid; the acquisition or abandonment of secured property; the cancellation of debt; or contributions you made to an IRA, Archer MSA, or HSA. The person collecting this form uses the information on the form to file information returns with the IRS, reporting the above information. Routine uses of this information include giving it to the Department of Justice for civil and criminal litigation and to cities, states, the District of Columbia, and U.S. possessions for use in administering their laws. The information also may be disclosed to other countries under a treaty, to federal and state agencies to enforce civil and criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism. You must provide your TIN whether or not you are required to file a tax return. Under section 3406, payers must generally withhold a percentage of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to the payer. Certain penalties may also apply for providing false or fraudulent information.

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